Exhibit 99.2

Rinker Materials Corporation

Offer to purchase its
6.875% Notes due March 1, 2004
144A: CUSIP 126392 AA 7, ISIN US126392AA72
Reg. S: Common Code 004931203 ISIN USQ30201AA78

Guaranteed by

CSR Limited

and

Rinker Group Limited

and

Solicitation of Consents to Amendment of Related Indenture

Rinker Materials Corporation, formerly known as CSR America, Inc. (the “Company” or “Rinker Materials”), a company incorporated in the State of Georgia, is offering, upon the terms and subject to the conditions set forth in this Offer to Purchase and Consent Solicitation Statement (this “Statement”) and the accompanying Letter of Transmittal and Consent (the “Letter of Transmittal and Consent”), to purchase (such offer to purchase, as it may be amended from time to time, the “Offer”) for cash all of the Company’s 6 7/8% Guaranteed Notes due March 1, 2004 (the “notes”). The notes are guaranteed by CSR Limited, a company incorporated in Australia (“CSR”), and will be guaranteed by Rinker Group Limited, a company incorporated in Australia (“RGL”), upon the date the demerger of RGL from CSR becomes effective (the “Demerger Effective Date”) as discussed herein.  See “The Offer and Solicitation — Background”.

In connection with the Offer, the Company, CSR and RGL are also soliciting (the “Solicitation”) consents (the “Consents”) of holders of notes to certain proposed amendments (the “Amendments”) to the Indenture dated as of March 1, 1994 pursuant to which the notes were issued (as supplemented by the First Supplemental Indenture, dated February 20, 2003, the “Indenture”).  See “The Proposed Amendments to the Indenture”.

The consideration for each note validly tendered will be determined by reference to a fixed spread of 75 basis points (the “Fixed Spread”) over the yield to maturity of the 3.00% U.S. Treasury Note due February 29, 2004 (the “UST Reference Security”) on the second business day preceding the date on which the Offer Expiration Time (defined below) occurs less U.S.$20.00 (the “Offer Consideration”), plus accrued and unpaid interest up to, but not including, the Settlement Date (defined below).  See “The Offer and Solicitation — Offer Consideration”.

The amount payable by the Company for each note validly tendered on or prior to the Consent Payment Deadline will be the Offer Consideration, accrued and unpaid interest up to, but not including the Settlement Date, and a consent payment (the “Consent Payment”) of U.S.$20.00 per U.S.$1,000 principal amount of notes. See “The Offer and Solicitation — Consent Payment”.

Title of Notes	Outstanding Principal Amount	UST Reference Security	Reference Page	Fixed Spread (in basis points)	Consent Payment (per U.S.$1,000 of Notes)

6 7/8% Guaranteed Notes due March 1, 2004 (the “Notes”)	U.S.$195,000,000	3.00% Note due February 29, 2004	PX3	75 bps	U.S.$20.00

The Offer will expire at 9 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated (as it may be extended, the “Offer Expiration Time”), which is expected to be the Demerger Effective Date.  The Offer Expiration Time may be extended and will be extended, if necessary, to be no earlier than the Demerger Effective Date.

(Front cover continued on next page.)

The Dealer Manager for the Offer is:

CREDIT	FIRST
SUISSE	BOSTON

The date of this Offer to Purchase and Consent Solicitation Statement is February 28, 2003

Holders of notes who want to participate in the Offer must Consent to the Amendments to the Indenture.  If the required Consents to the Amendments are not received, the Amendments will not become effective and any notes tendered in the Offer will be returned to the holders.  The Offer is also conditioned upon, among other things, the effectiveness of the demerger, as described under “The Offer and Solicitation — Background” and “The Offer and Solicitation — Conditions to the Offer and the Solicitation”.

In order to be eligible to receive the Consent Payment, holders must have tendered and not withdrawn their notes at 5:00 p.m., New York City time, on March 13, 2003, unless extended or earlier terminated (as it may be extended, the “Consent Payment Deadline”).

Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time.  A valid withdrawal of tendered notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of (and the only means of validly revoking) the related Consent.  Consents may not be withdrawn subsequent to the Consent Payment Deadline. Tendered notes withdrawn subsequent to the Consent Payment Deadline will not revoke the related Consent.

Holders may not tender their notes by guaranteed delivery.

Payments made pursuant to the Offer and the Solicitation will be in same-day funds on the third business day in New York City after the date on which the Offer Expiration Time occurs, or as soon as practicable thereafter (the “Settlement Date”).  If the Offer is not extended or earlier terminated, the Settlement Date is expected to be April 2, 2003.

None of the Company, CSR, RGL, the Trustee, the Dealer Manager, the Information Agent or the Depositary makes any recommendation in connection with the Offer or the Solicitation.

IMPORTANT INFORMATION

This Statement and the Letter of Transmittal and Consent contain important information that you should read before you make a decision regarding the Offer or the Solicitation.

This Statement and the Letter of Transmittal and Consent have not been filed with or reviewed by any U.S. federal or state securities commission or regulatory authority, nor has any such commission or authority passed upon the accuracy or adequacy of the Offer or the Solicitation.  Any representation to the contrary is unlawful and may be a criminal offense.

Upon adoption of the Amendments, holders of notes will not be entitled to the benefit of substantially all the restrictive covenants and certain default provisions presently contained in the Indenture.  In addition, following consummation of the Offer and adoption of the Amendments relating to the notes, the liquidity of the trading market for any notes that remain outstanding will be significantly reduced.  See “The Proposed Amendments to the Indenture” and “Market and Trading Information”.

Any holder of notes desiring to tender notes should either (a) complete and sign the Letter of Transmittal and Consent included herewith or a facsimile copy in accordance with the instructions therein, mail or deliver it and any other required documents to Bank One, N.A., as Depositary (the “Depositary”), and deliver the certificates for the tendered notes to the Depositary (or transfer such notes pursuant to the book-entry transfer procedures described herein), (b) request the holder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction, or (c) tender through The Depository Trust Company (“DTC”) pursuant to DTC’s Automated Tender Offer Program (“ATOP”).  A holder with notes held through a broker, dealer, commercial bank, trust company or other nominee must contact that broker, dealer, commercial bank, trust company or other nominee if such holder desires to tender those notes.  Holders electing to tender notes held through Euroclear or Clearstream clearing systems should follow procedures set out by Euroclear or Clearstream, as applicable.

You may not deliver a Consent without tendering your notes in the Offer and you may not tender your notes in the Offer without consenting to the proposed Amendments.  If you tender your notes in the Offer, you will be deemed to Consent to the proposed Amendments.  See “The Offer and Solicitation”.

Any questions or requests for assistance or for additional copies of this Statement, the Letter of Transmittal and Consent or related documents may be directed to MacKenzie Partners, Inc., as the Information Agent (the “Information Agent”), at one of its telephone numbers set forth on the back cover of this Statement.  A holder may also contact the Dealer Manager at the telephone numbers set forth on the back cover of this Statement or such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance.

No person has been authorized to give any information or to make any representations other than those contained in this Statement or in the Letter of Transmittal and Consent and, if given or made, such information or representations must not be relied upon as having been authorized.  This Statement and related documents do not constitute an offer to buy or the solicitation of an offer to sell notes or a solicitation of Consents in any circumstances in which such offer or solicitation is unlawful.  In those jurisdictions where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company, and the Solicitation shall be deemed to be made on behalf of the Company, CSR and RGL, by the Dealer Manager or one or more registered brokers or dealers licensed under the laws of such jurisdiction.  Neither the delivery of this Statement and related documents or any purchase of notes shall, under any circumstances, create any implication that the information contained herein or therein is current as of any time subsequent to the date of such information.

The Company, CSR and RGL reserve the right to waive any and all conditions to the Offer or the Solicitation and to accept for purchase any note tendered pursuant to the Offer, whether or not the Consents to the proposed Amendments are received.  Subject to compliance with applicable securities laws and the terms set forth in this Statement, the Company, CSR and RGL reserve the right, but will not be obligated, to extend the Offer or the Solicitation, or to otherwise amend the Offer or the Solicitation in any respect, except, after the Consent Payment Deadline, to (1) decrease the principal amount of notes subject to the Offer or (2) decrease the Offer Consideration to be paid to you for notes properly tendered and not withdrawn pursuant to the Offer.  Any waiver, extension, or amendment may be made by press release or another means of announcement that the Company, CSR and RGL deem appropriate.  The Company, CSR and RGL reserve the right to terminate the Offer at any time prior to the Offer Expiration Time.

AVAILABLE INFORMATION

Reports and other information filed by CSR may be inspected and copied at the public reference facilities of the Securities and Exchange Commission (the “SEC”) at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material may be obtained by mail, upon payment of the SEC prescribed rates, by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549.  Copies of such material filed after November 4, 2002 may also be obtained from the website that the SEC maintains at sec.gov.  Copies of these filings can also be obtained from CSR’s Company Secretary upon request.

A description of the business and operations of CSR and RGL following the demerger of RGL from CSR, as described under “The Offer and Solicitation — Background”, including their pro-forma normalized financial statements, is contained in the scheme booklet prepared by CSR in connection with its demerger of RGL.  The scheme booklet has been filed by CSR with the SEC on Form 6-K on February 20, 2003, and is available on the SEC’s website.  The scheme booklet is also available over the Internet at CSR’s website at csr.com.au or may be obtained from CSR’s Company Secretary.

Neither the information filed by CSR with the SEC, including the scheme booklet, nor information on CSR’s or the SEC’s website is incorporated by reference herein.  Any references to the scheme booklet, to other information filed by CSR with the SEC or to CSR’s website are for informational purposes only.

Any Internet addresses provided in this Statement are for informational purposes only and are not intended to be hyperlinks.  Accordingly, no information in any of these Internet addresses is included herein.

THE OFFER AND SOLICITATION

General

Rinker Materials Corporation (“the Company”) hereby offers to purchase for cash all of its outstanding 6 7/8% Guaranteed Notes due March 1, 2004 (the “notes”) upon the terms and subject to the conditions set forth in this Statement and in the related Letter of Transmittal and Consent (such offer to purchase, as it may be amended from time to time, the “Offer”), at a purchase price per U.S.$1,000 principal amount of notes determined in the manner described herein by reference to a fixed spread of 75 basis points (the “Fixed Spread”) over the yield to maturity of the 3.00% U.S. Treasury Note due February 29, 2004 (the “UST Reference Security”) on the second business day preceding the date on which the Offer Expiration Time (defined below) occurs less U.S.$20.00 (such purchase price, the “Offer Consideration”) plus accrued and unpaid interest up to, but not including, the Settlement Date (defined below). Holders that tender and do not withdraw their notes and deliver consents on or before the Consent Payment Deadline (defined below) will be paid a consent payment of U.S.$20.00 per U.S.$1,000 principal amount of notes (i.e., 2% of the principal amount).

In connection with the Offer, the Company, CSR Limited  (“CSR”) and Rinker Group Limited (“RGL”) are also soliciting (the “Solicitation”) consents (the “Consents”) of holders of notes to certain proposed amendments (the “Amendments”) to the indenture dated as of March 1, 1994 among the Company, as issuer, CSR, as guarantor, and Bank One, N.A. (formerly The First National Bank of Chicago), as trustee (the “Trustee”), under which the notes were issued (as supplemented by the First Supplemental Indenture, dated February 20, 2003, among the Company, CSR, the Trustee and RGL, as an additional guarantor  effective on the Demerger Effective Date (defined below), the “Indenture”).  The Amendments would be set forth in a second supplemental indenture to the Indenture (the “Second Supplemental Indenture”), but such Amendments would not become operative unless and until the requisite Consents are received and all validly tendered notes are purchased pursuant to the Offer.

The purpose of the Offer and the Solicitation is to acquire notes, eliminate the associated interest expense and obtain Consents from holders of notes to the adoption of the Amendments.  Holders of notes who want to participate in the Offer must also give their Consent to the Amendments to the Indenture.  If the required Consents to the Amendments are not received, the Amendments will not become effective and any notes tendered in the Offer will be returned to the holders.  See “The Proposed Amendments to the Indenture.”

The consent payment deadline for the notes will be 5:00 p.m., New York City time, on March 13, 2003, unless extended or earlier terminated (as it may be extended, the “Consent Payment Deadline”).  The Consent Payment will only be paid for notes tendered prior to the Consent Payment Deadline and purchased pursuant to the Offer.  Holders who tender notes after the Consent Payment Deadline (or who do not tender their notes at all) will not receive the Consent Payment.

The Offer will expire at 9 a.m., New York City time, on March 28, 2003, unless extended or earlier terminated (as it may be extended, the “Offer Expiration Time”), which is the date on which the demerger of RGL from CSR is expected to become effective (the “Demerger Effective Date”).  See “— Background”.  The Offer Expiration Time may be extended and will be extended, if necessary, to be no earlier than the Demerger Effective Date.  See “— Extension, Amendment and Termination.”

Payments made pursuant to the Offer and the Solicitation will be in same-day funds on the third business day after the date on which the Offer Expiration Time occurs, or as soon as practicable thereafter (the “Settlement Date”).  Assuming the Offer is not extended, the Settlement Date is expected to be April 2, 2003.

The Offer is conditioned upon, among other things, the effectiveness of the demerger, as described herein.  The Offer is also conditioned upon the Depositary’s receipt at or prior to the Consent Payment Deadline of valid and unrevoked Consents from the holders of record of the notes (each such holder a “Record Holder” and such date, the “Record Date”) of a majority in principal amount of the notes (the “Consent Condition”).  See “— Conditions to the Offer and the Solicitation”.

Background

CSR was founded as a sugar refiner in 1855 and has been an Australian public company since 1887. CSR is listed on the Australian Stock Exchange Limited (the “ASX”) and currently ranks in the top 30 Australian companies by stock market capitalization. CSR group companies’ operations include heavy building materials, building products, an interest in a large aluminium smelter as well as sugar milling and refining and the production of ethanol.

In 1998, CSR and its subsidiaries (the “CSR group”) announced a major parallel restructuring program and growth strategy with the aim of significantly increasing its exposure to the U.S. construction materials industry while narrowing its business portfolio. Since that time CSR group has made 25 acquisitions for a total of about A$2.8 billion while divesting 22 businesses generating total sale proceeds of about A$1.5 billion.  As a result of the restructuring, CSR management believes the CSR group has been transformed into one of the world’s top 10 heavy building materials groups with more than 60% of its pro-forma normalized revenues generated in the U.S. (as estimated, based on the six month period ended September 30, 2002 and assuming Kiewit Materials Company, the leading producer of aggregate, concrete and asphalt in Arizona, had been acquired at the beginning of the period).  CSR had considered selling CSR Building Products, Aluminium and CSR Sugar by way of trade sales and has also investigated the possibility of undertaking initial public offerings or demerger of Rinker Materials and its subsidiaries (“Rinker”) and CSR Sugar.

Demerger Proposal

On November 19, 2002, CSR announced a proposal to demerge RGL from CSR.  As a result of the demerger, CSR would continue to hold its interest in its building products, aluminium and sugar businesses and RGL would be a heavy building materials group holding Rinker Materials and Readymix Holdings Pty Limited (“Readymix”), both of which were previously held within the CSR group.

The effect of the demerger will be to split CSR into two Australian companies:

•                                          RGL - a focused, heavy building materials group, comprising Rinker Materials in the United States and Readymix in Australia and China; and

•                                          CSR - a diversified company with a portfolio of businesses comprising CSR Building Products (with operations in Australia, Asia and New Zealand), Aluminium and CSR Sugar.

As a result of the demerger, RGL is expected to become a separate Australian company listed on the ASX, with CSR continuing to maintain its current ASX listing.

CSR shareholders will vote on the proposed demerger at the scheme meeting and general meeting to be held on March 25, 2003 in Sydney, Australia.  If the demerger is approved by CSR shareholders, the Federal Court of Australia will also be asked to approve the scheme (defined below) at a hearing scheduled to be held on March 28, 2003 in Sydney, Australia.  If the court approves the scheme, the demerger is expected to be effective on March 28, 2003 in Sydney, Australia, and the RGL ordinary shares are expected to be issued to CSR shareholders on April 11, 2003 in Sydney, Australia (the “Demerger Date”).

The demerger is to be implemented by means of a scheme of arrangement between CSR and its shareholders (the “scheme”), a reduction in CSR’s capital (the “capital reduction”) and a special dividend (the “demerger dividend”).  If the proposal is implemented:

(1)           On the Demerger Date:

•                  CSR will undertake the capital reduction and will return to eligible CSR shareholders A$0.84 for each CSR share they hold (the “capital reduction entitlement”); and

•                  CSR will pay eligible CSR shareholders the demerger dividend of A$0.69 for each CSR share they hold (the “demerger dividend entitlement”).

(2)           Under the scheme, instead of CSR shareholders receiving their capital reduction entitlements and the demerger dividend entitlements in cash, CSR will automatically apply these amounts on behalf of CSR shareholders as payment for the RGL shares to be issued to those shareholders.   Upon the Demerger Date, therefore, CSR shareholders will receive one RGL ordinary share held for each CSR share held on the record date for the demerger (other than certain CSR shareholders, whose registered addresses are in places where the issuance of RGL shares is not permitted our would be impractical, who will instead receive the proceeds of sale of those RGL shares).

For the demerger to proceed, the CSR shareholder resolution approving the scheme must be passed at a scheme meeting by a majority in number of CSR shareholders voting (whether in person or by proxy) at a shareholder meeting to be held on March 25, 2003, who must together hold at least 75% of the votes cast on the resolution.  A resolution approving the capital reduction must also be approved by the CSR shareholders at a general meeting by a simple majority of the votes cast on the resolution.  The implementation of the demerger will then be subject to the approval of the Federal Court of Australia considering the scheme.  The approval of the ASX is also required in order to list RGL’s ordinary shares on the ASX.

For additional information regarding the demerger and RGL after the demerger, see the scheme booklet prepared by CSR in connection with its demerger of RGL.  See “Available Information”.

Conditions precedent to implementation of the demerger

The demerger will become binding on CSR and its shareholders only if the following conditions are satisfied (or, in some cases, waived by CSR):

(1)          Directors’ recommendation:  Prior to the shareholders’ meeting to approve the demerger, a majority of the directors of CSR recommend and do not change or withdraw their recommendation to CSR shareholders to vote in favor of the demerger;

(2)          Shareholders’ approvals:  CSR shareholders approve the scheme and the capital reduction by the required majorities;

(3)          Restraints:  No temporary restraining order, preliminary or permanent injunction or other order being issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the demerger being in effect at 9:00 a.m. on the court date following the shareholders’ meeting;

(4)          Material adverse change:  No material adverse change has occurred and still exists in relation to either CSR or RGL at 9:00 a.m. on the court date following the shareholders’ meeting;

(5)          Refinancing:  The financing arrangements of RGL, CSR and their respective subsidiaries being restructured on terms acceptable to RGL and CSR including satisfaction of the conditions of the Solicitation in relation to the notes and the consent solicitation in relation to the CSR Finance notes due 2025 and guaranteed by CSR;

(6)          Regulatory approvals:  All approvals, consents, waivers and other acts that are necessary or, in the reasonable opinion of CSR, desirable to implement the demerger are obtained from relevant regulatory authorities on or before 9:00 a.m. on the court date following the shareholders’ meeting either unconditionally or on conditions reasonably satisfactory to CSR and RGL;

(7)          Demerger Dividend:  The CSR board declaring the demerger dividend on or before the court date following the shareholders’ meeting and resolving to pay it in the manner described above;

(8)          Court approval:  The Federal Court of Australia approving the demerger in accordance with section 411(4)(b) of the Australian Corporations Act; and

(9)          ASX approval and quotation:  ASX approving the admission of RGL to the official list of ASX, and granting permission for official quotation of the RGL shares to be issued under the scheme on the stock market conducted by ASX, subject only to the demerger becoming effective and such other conditions as may be acceptable to both CSR and RGL (acting reasonably).

These conditions are for the benefit of CSR.  Only conditions (1), (4) and (5) may be waived (which must be in writing and, in the case of conditions (4) and (5), RGL’s written consent to the waiver must also be obtained). On the court date following the shareholders’ meeting, CSR will provide a certificate to the Federal Court of Australia confirming whether these conditions have been satisfied or waived.

If the Demerger Effective Date does not occur by June 30, 2003 (or such later date as the Federal Court of Australia approves with CSR’s consent), the scheme of arrangement that will implement the demerger will lapse and the demerger will not be implemented.

Independent expert

Consistent with Australian legal requirements, KPMG Corporate Finance has prepared an independent expert’s report contained in CSR’s scheme booklet related to its demerger of RGL advising as to whether, in its opinion, the demerger is in the best interests of CSR shareholders as a whole and as to whether the demerger will materially prejudice CSR’s creditors.  After carefully considering all aspects of the demerger proposal, KPMG Corporate Finance concluded that the demerger is in the best interests of CSR shareholders and will not materially prejudice CSR’s ability to pay its creditors.  KPMG Corporate Finance will be paid a total fee of A$300,000 plus out-of-pocket expenses for the preparation of its report.

RGL and Rinker Materials indemnity to CSR

As part of the financial restructuring to accommodate the demerger, RGL has agreed to guarantee the obligations of Rinker Materials in respect of the notes on the same terms and conditions as the existing guarantee of the notes by CSR, effective on the Demerger Effective Date.  In addition, RGL and Rinker Materials will indemnify CSR for any payment obligations that come due under CSR’s guarantee obligations on the outstanding securities.  RGL will obtain bank guarantees or letters of credit, for CSR’s benefit and to CSR’s satisfaction, for any payment obligations that come due under CSR’s guarantee obligations on any notes which remain outstanding.  These bank guarantees and/or letters of credit will be provided under new bank facilities for RGL and Rinker Materials.

Financing of the Offer

The Company intends to finance the Offer by drawing on its new banking facilities, guaranteed by RGL, established in order to effect the allocation of debt between RGL and its subsidiaries (the “RGL group”) and the CSR group following the demerger.  Following the Demerger Effective Date, the Company will have access to up to U.S.$1,077.5 million under its new banking facilities.

Offer Consideration

Payments made pursuant to the Offer and Solicitation will be in same-day funds on the Settlement Date, or as soon as practicable thereafter.  See “— Payment.”

The Offer Consideration for notes purchased pursuant to the Offer will be calculated in a manner intended to result in a price on the Settlement Date equivalent to a yield to the maturity date of the notes (the “Maturity Date”) equal to the sum of (a) the yield to maturity (calculated in accordance with standard market practice) corresponding to the Bid-Side Price of the UST Reference Security on the second business day preceding the date on which the Offer Expiration Time occurs (such yield, the “UST Reference Yield”) and (b) the Fixed Spread (such sum, the “Tender Offer Yield”).  As used herein, the term “Bid-Side Price” of the UST Reference Security on any day means the bid-side price of the UST Reference Security, as displayed on the Bloomberg Government Pricing Monitor Page as of 2:00 P.M., New York City time, on that day (or, if the Dealer Manager determines that such page is not operational or is displaying inaccurate information at that time, the bid-side price of the UST Reference Security, determined at or around 2:00 P.M., New York City time, on that day by such other means as the Dealer Manager may consider to be appropriate under the circumstances).

Accordingly, the Offer Consideration will equal (a) the value per U.S.$1,000 principal amount of the notes, assuming the notes will be paid in full on the Maturity Date therefor, of all remaining payments of principal thereof and premium and interest thereon to be made from, but not including, the Settlement Date, to and including the Maturity Date, discounted to the Settlement Date (in a manner consistent with the methodology underlying the formula for Offer Consideration set forth in Annex A hereto) at a discount rate equal to the Tender Offer Yield, minus (b) accrued and unpaid interest per U.S.$1,000 principal amount to, but not including, such Settlement Date.  See Annex A hereto.

The Offer Consideration plus accrued interest per U.S.$1,000 principal amount of notes purchased pursuant to the Offer will be rounded to the nearest cent.  The Dealer Manager will determine the applicable Bid-Side Price, the resulting UST Reference Yield, Tender Offer Yield and Offer Consideration and the accrued interest, and their determination will be final and binding, absent manifest error.  The Company will publicly announce the actual Offer Consideration promptly after it is determined.

Assuming a hypothetical Settlement Date of April 2, 2003 and the UST Reference Yield which would have been in effect had it been measured on February 21, 2003, the UST Reference Yield, Tender Offer Yield, Offer Consideration, Consent Payment (such Consent Payment to be paid only if the notes are validly tendered on or prior to the Consent Payment Deadline) and accrued interest per U.S.$1,000 principal amount of notes would have been 1.222%, 1.972%, U.S.$1,024.17, U.S.$20.00 and U.S.$5.92, respectively.

Holders may obtain hypothetical quotes of the UST Reference Yield (calculated as of a then recent time) and the resulting hypothetical Tender Offer Yield and Offer Consideration for the notes prior to the time at which the actual Offer Consideration is calculated, and may obtain the actual UST Reference Yield, Tender Offer Yield and Offer Consideration after such time, by contacting the Dealer Manager.  Although the Offer Consideration will be calculated  based solely on the UST Reference Yield (determined as described above), information regarding the closing yield to maturity of the UST Reference Security on any trading day may also be found in The Wall Street Journal and The New York Times.

Consent Payment

The Consent Payment will be U.S.$20 per U.S.$1,000 of notes that have been tendered and not withdrawn at the Consent Payment Deadline.  Holders who tender notes after the Consent Payment Deadline (or who do not tender their notes at all) will not receive the Consent Payment.  The amount payable by the Company for each note validly tendered after the Consent Payment Deadline but before the Offer Expiration Time will be the Offer Consideration minus the Consent Payment.

Procedure for Tendering Notes

For a holder to validly tender notes pursuant to the Offer, a properly completed and duly executed Letter of Transmittal and Consent (or facsimile thereof), with any required signature guarantee, or (in the case of a book-entry transfer) an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and Consent, and any other required documents, must be received by the Depositary at one of its addresses set forth on the back cover page of this Statement prior to the Offer Expiration Time (or, for holders desiring to receive the Consent Payment, prior to the Consent Payment Deadline). In addition, prior to the Offer Expiration Time (or, for holders desiring to receive the Consent Payment, prior to the Consent Payment Deadline), either (a) certificates for tendered notes must be received by the Depositary at such address or (b) such notes must be transferred pursuant to the procedures for book-entry transfer described below (and a confirmation of such tender must be received by the Depositary.

The term “Agent’s Message” means a message, transmitted by DTC to and received by the Depositary and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the tendering participant, which acknowledgment states that such participant has received and agrees to be bound by the Letter of Transmittal and Consent and that the Company may enforce such Letter of Transmittal and Consent against such participant.

If the notes are held of record in the name of a person other than the signer of the Letter of Transmittal and Consent, or if certificates for unpurchased notes are to be issued to a person other than the Record Holder, the certificates must be endorsed or accompanied by appropriate bond powers, in either case signed exactly as the name of the Record Holder appears on the certificates, with the signature on the certificates, or bond powers guaranteed as described below.

Need for Guarantee of Signature. Signatures on a Letter of Transmittal and Consent must be guaranteed by a recognized participant (a “Medallion Signature Guarantor”) in the Securities Transfer Agents Medallion Program, unless the notes tendered thereby are tendered (a) by the Record Holder of such notes and that holder has not completed either of the boxes entitled “A. Special Issuance/Delivery Instructions” or “B. Special Payment Instructions” on the Letter of Transmittal and Consent, or (b) for the account of a firm that is a member of a registered national securities exchange or the National Association of Securities Dealers, Inc. or is a commercial bank or trust company having an office in the United States (each, an “Eligible Institution”).

Book-Entry Delivery of the notes; Tender through ATOP. Within two business days after the date of this Statement, the Depositary will establish an account with respect to the notes at DTC for purposes of the Offer.  Any financial institution that is a participant in the DTC system may make book-entry delivery of notes by causing DTC to transfer such notes into the Depositary’s account in accordance with DTC’s procedure for such transfer. Although delivery of notes may be effected through book-entry at DTC, the Letter of Transmittal and Consent (or facsimile thereof), with any required signature guarantees, or (in the case of a book-entry transfer) an Agent’s Message in lieu of the Letter of Transmittal and Consent, and any other required documents, must be transmitted to and received by the Depositary prior to the Offer Expiration Time (or, for holders desiring to receive the Consent Payment, at or prior to the Consent Payment Deadline) at one of its addresses set forth on the back cover page of this Statement.  You must deliver the Letter of Transmittal and Consent or Agent’s Message, and any other required documents, to the Depositary (not to DTC) in addition to your tender of notes in order for your tender to be valid.

Holders who are tendering by book-entry transfer to the Depositary’s account at DTC may execute their tender through DTC’s Automated Tender Offer Program (“ATOP”) by transmitting their acceptance to DTC in accordance with DTC’s ATOP procedures; DTC will then verify the acceptance, execute a book-entry delivery to the Depositary’s account at DTC and send an Agent’s Message to the Depositary.  Delivery of the Agent’s Message by DTC will satisfy the terms of an Offer in lieu of execution and delivery of a Letter of Transmittal and Consent by the participant identified in the Agent’s Message.  Accordingly, the Letter of Transmittal and Consent need not be completed by a holder tendering through ATOP.

Backup U.S. Federal Income Tax Withholding. Under U.S. federal tax laws, the Depositary may be required to backup withhold a portion of any payments made to certain holders pursuant to the Offer. See “Certain Tax Considerations” below.

General.  Tenders of notes will be accepted only in principal amounts equal to U.S.$1,000 or integral multiples thereof.  No alternative, conditional or contingent tenders will be accepted.

The tender of notes pursuant to the Offer by one of the procedures set forth above will constitute (a) an agreement between the tendering holder and the Company in accordance with the terms and subject to the conditions of such Offer and (b) the Consent of the tendering holder to the Amendments.

Holders may not tender their notes by guaranteed delivery.

The method of delivery of the Letter of Transmittal and Consent, certificates for notes and all other required documents is at the election and risk of the tendering holder. If a holder chooses to deliver by mail, the recommended method is by registered mail with return receipt requested, properly insured. In all cases, sufficient time should be allowed to ensure timely delivery.

All questions as to the form of documents and validity, eligibility (including time of receipt), acceptance for payment and withdrawal of tendered notes will be determined by the Company in its sole discretion, and its determination will be final and binding. The Company reserves the absolute right to reject any and all tenders of notes that it determines are not in proper form or for which the acceptance for payment  or payment may, in the opinion of its counsel, be unlawful.  The Company also reserves the absolute right in its sole discretion to waive any of the conditions of the Offer or any defect or irregularity in the tender of notes of any particular holder, whether or not similar conditions, defects or irregularities are waived in the case of other holders. The interpretation by the

Company of the terms and conditions of the Offer (including the instructions in the Letter of Transmittal and Consent) will be final and binding. None of the Company, CSR, RGL, the Depositary, the Dealer Manager, the Information Agent, the Trustee or any other person will be under any duty to give notice of any defects or irregularities in tenders or any notices of withdrawal or will incur any liability for failure to give any such notice.

Withdrawal of Tendered Notes (and Revocation of Corresponding Consents)

Notes tendered pursuant to the Offer may be withdrawn at any time prior to the Offer Expiration Time.  A valid withdrawal of tendered notes prior to the Consent Payment Deadline will constitute the concurrent valid revocation of (and the only means of validly revoking) the related Consent.  Tendered notes withdrawn subsequent to the Consent Payment Deadline will not revoke the related Consent.  If the Offer is terminated without any notes being purchased thereunder, the notes tendered pursuant thereto will be promptly returned to the tendering holders.

For a withdrawal of notes to be effective, a written or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Statement. The withdrawal notice must:

(a)                                                   specify the name of the holder who tendered the notes to be withdrawn and, if different, the name of the registered holder of such notes (or, in the case of notes tendered by book-entry transfer, the name of the participant for whose account such notes were tendered and such participant’s account number at DTC to be credited with the withdrawn notes);

(b)                                                  describe the notes to be withdrawn (including the principal amount to be withdrawn and, in the case of the notes tendered by delivery of certificates rather than book-entry transfer, the certificate numbers thereof); and

(c)                                                   be signed by the holder of such notes in the same manner as the original signature on the Letter of Transmittal and Consent, including any required signature guarantees (or, in the case of notes tendered by a DTC participant through ATOP, be signed by such participant in the same manner as the participant’s name is listed on the applicable Agent’s Message), or be accompanied by evidence satisfactory to the Company that the person withdrawing the tender has succeeded to the beneficial ownership of such notes.

The signature on the notice of withdrawal must be guaranteed by a Medallion Signature Guarantor unless such notes have been tendered for the account of an Eligible Institution.  If certificates for the notes to be withdrawn have been delivered or otherwise identified to the Depositary, a signed notice of withdrawal will be effective immediately upon receipt by the Depositary of written or facsimile transmission notice of withdrawal even if physical release is not yet effected.

Withdrawal of tenders of notes may not be rescinded, and any notes properly withdrawn will thereafter be deemed not validly tendered for purposes of the Offer or the Solicitation.  Properly withdrawn notes may, however, be retendered by again following one of the procedures described in “Procedure for Tendering Notes” above at any time prior to the Offer Expiration Time.

Withdrawals of notes and revocation of Consents can only be accomplished in accordance with the foregoing procedures.

Conditions to the Offer and the Solicitation

The Offer and the Solicitation are conditioned upon:

(a)                                  effectiveness of the demerger;

(b)                                 the Consent Condition;

(c)                                  in the sole judgment of the Company, CSR or RGL, there not existing any actual or threatened legal impediment (including a default under an agreement, indenture or other instrument or obligation to which the Company, CSR, RGL or any of their affiliates is party or by which it is bound) to the purchase of notes pursuant to the Offer or the effectiveness of the Amendments; and

(d)                                 there not existing any change or development, including a prospective change or development, that, in the sole judgment of the Company, CSR or RGL, has or may have a material adverse effect on the Company, CSR, RGL, the market price of the notes or the value of the notes (or the Amendments) to the Company, CSR or RGL.

The foregoing conditions are for the sole benefit of the Company, CSR and RGL and may be asserted by the Company, CSR or RGL regardless of the circumstances (including any action or inaction by the Company, CSR or RGL) giving rise to such condition or may be waived by the Company, CSR or RGL in whole or in part at any time and from time to time in their sole discretion.

Payment

Upon the terms and subject to the conditions of the Offer and the Solicitation, the Company will accept for payment all notes that are validly tendered and not validly withdrawn.  For purposes of the Offer and the Solicitation, the Company will be deemed to have accepted for payment tendered notes if, as and when the Company gives written notice to the Depositary of its acceptance for payment of such notes.  All holders of notes accepted for payment and not validly withdrawn at the Consent Payment Deadline will be deemed to have consented to the Amendments and will be paid the Consent Payment (in addition to the Offer Consideration) on the Settlement Date.

The Depositary will act as agent for the tendering holders for the purpose of receiving payments from the Company and transmitting such payments to the tendering holders.  Thus, the Company will pay for notes accepted for payment pursuant to the Offer by depositing same-day funds with the Depositary on the Settlement Date, or as soon as practicable thereafter.  Under no circumstances will any additional interest be payable by the Company because of any delay in the transmission of funds from the Depositary to the tendering holders.

The Company believes its cash on hand plus its available borrowing resources will be sufficient to pay for all notes purchased pursuant to the Offer and for the Consent Payments pursuant to the Solicitation.  See “— Financing of the Offer”.

Extension, Amendment and Termination

The Company, CSR and RGL expressly reserve the right, at any time or from time to time, regardless of whether or not the conditions set forth in “— Conditions to the Offer and the Solicitation” shall have been satisfied or waived, subject to applicable law,

(a)                                  to extend the Consent Payment Deadline or Offer Expiration Time and retain the notes that have been tendered pursuant thereto during the period for which the Offer is extended (the Offer Expiration Time will be extended to be the Demerger Effective Date);

(b)                                 to amend the Offer or Solicitation in any respect;

(c)                                  to waive all unsatisfied conditions and accept for payment and purchase all notes that are validly tendered (and not withdrawn) prior to the Offer Expiration Time; or

(d)                                 to terminate the Offer prior to the Offer Expiration Time and return the notes tendered pursuant thereto,

in each case by giving written notice of such extension, amendment or termination to the Exchange Agent.  However, after the Consent Payment Deadline, the Company, CSR and RGL will not (1) decrease the principal amount of notes subject to the Offer or (2) decrease the Offer Consideration to be paid for notes properly tendered and not withdrawn pursuant to the Offer.

There can be no assurance that the Company, CSR and RGL will exercise their right to extend the Consent Payment Deadline or Offer Expiration Time.  Any extension, amendment or termination will be followed as promptly as practicable by public announcement thereof, with the announcement in the case of an extension to be issued no later than 9 a.m., New York City time, on the first business day after the previously scheduled Consent Payment Deadline or Offer Expiration Time, as the case may be. Without limiting the manner in which the Company, CSR and RGL may choose to make any public announcement, the Company, CSR and RGL shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a release to the Dow Jones News Service.

THE PROPOSED AMENDMENTS TO THE INDENTURE

If the Offer is consummated and the Amendments become effective, the Amendments will be binding on all non-tendering holders of notes and holders of notes not accepted for payment due to defective tender.

The modification or elimination of restrictive covenants and other provisions pursuant to the Amendments may:

•                                          permit the Company, CSR and RGL to take actions that could increase the credit risks with respect to the Company, CSR and RGL faced by non-tendering holders and holders of notes not accepted for payment due to defective tender;

•                                          adversely affect the market price of the notes that remain outstanding;  or

•                                          otherwise be adverse to the interests of non-tendering holders and holders of notes not accepted for payment due to defective tender.

This section sets forth a brief description of the Amendments to the Indenture for which Consents are being sought pursuant to the Solicitation.  The summaries of provisions of the Indenture set forth below are qualified in their entirety by reference to the full and complete terms contained in the Indenture.  Capitalized terms appearing below but not defined in this Statement have the meanings assigned to such terms in the Indenture.  The proposed form of Second Supplemental Indenture to be entered into to effect the Amendments is attached hereto as Annex B.  Holders of notes should read the Second Supplemental Indenture carefully.  Holders may obtain copies of the Indenture, including the First Supplemental Indenture, without charge by contacting the Information Agent as set forth on the back cover of this Statement.

A holder validly tendering notes will also, by tendering such notes, be consenting to the Amendments described below to the Indenture under which such notes were issued.

The Amendments will eliminate the obligations of the Company, CSR and RGL to comply with substantially all of the so-called “restrictive covenants” contained in the Indenture.  Specifically, the Amendments will, in substance:

1.               Eliminate the obligations of the Company, CSR and RGL under the following Sections of the Indenture:

•                  Section 1008 (Limitations on Liens). Section 1008 limits the ability of the Company, CSR and RGL to incur secured debt without making effective provision to ensure that the notes are directly secured equally and ratably with such debt.

•                  Section 1009 (Limitation on Sale and Leaseback). Section 1009 limits the ability of the Company, CSR and RGL to engage in certain sale and leaseback transactions.

2.               Remove the occurrence of any default, Event of Default or other consequence under the Indenture for failing to comply with the covenants described in (1) above with respect to any the notes.

3.               Remove as Events of Default under the Indenture, the occurrence of the events described in Section 501(5) of the Indenture (cross default triggered by indebtedness of at least U.S.$35,000,000 in certain circumstances becoming or being validly declared due and payable prior to the date on which it would otherwise have become due and payable).

4.               Amend Section 801 of the Indenture, which prohibits any of the Company, CSR or RGL from transferring its properties and assets substantially as an entirety to any person, unless such person assumes the Company’s, CSR’s or RGL’s obligations, as the case may be, under the Indenture and subject to certain other conditions.  In connection with the CSR’s proposed demerger, in which the Company and certain other assets of CSR are proposed to be spun-off (as described under “The Offer and Solicitation — Background”), the demerged companies will not assume CSR’s obligations under the Indenture.  Section 801 would be amended to clarify that the demerger shall not constitute a transfer of CSR’s properties and assets substantially as an entirety.  CSR does not believe that the demerger would constitute such a transfer, but is seeking this amendment to resolve any uncertainty about the interpretation of Section 801 that might arise.

In accordance with the terms of the First Supplemental Indenture, RGL will not be a guarantor and will not have any obligations under the Indenture until the consummation of the demerger. The Amendments will not otherwise limit or remove the guarantees of the notes provided by each of CSR and RGL.

The Amendments will be set forth in the Second Supplemental Indenture that will be executed by the Company, CSR, RGL and Bank One, N.A., the trustee under the Indenture (the “Trustee”), promptly following the receipt of the Consents of holders representing at least a majority in aggregate principal amount of the notes. However, the Second Supplemental Indenture will provide that the Amendments will not become operative unless and until all validly tendered notes that are not withdrawn prior to the Offer Expiration Time are purchased pursuant to the Offer. If notes are not purchased pursuant to the Offer (or if the Consents of holders representing at least a majority in aggregate principal amount of the notes is not received), the Amendments will not become operative pursuant to the Solicitation.

MARKET AND TRADING INFORMATION

The notes trade in the over-the-counter market. Prices and trading volumes of the notes in the over-the-counter market are not reported and can be difficult to monitor.  Quotations for securities that are not widely traded, such as the notes, may differ from actual trading prices and should be viewed as approximations.  Holders are urged to obtain current information with respect to market prices for the notes.  Although the Company, CSR and RGL believe that the over-the-counter trading activity of the notes is currently limited, to the extent that notes are purchased pursuant to the Offer, the trading markets for the notes that remain outstanding will become more limited.  A debt security with a smaller outstanding principal amount available for trading (a smaller “float”) may command a lower price than would a comparable debt security with a greater float. Therefore, the market price for notes not purchased may be affected adversely to the extent the amount of notes purchased pursuant to the Offer reduces the float of the notes.  The reduced float may also tend to make the trading price more volatile.  In addition, upon the effectiveness of the Amendments, certain covenants and events of default will be eliminated, which may adversely affect the market prices for the notes.  There can be no assurance that any trading market will exist for the notes following the Offer.  The extent of the public market for the notes following consummation of the Offer would depend upon the number of holders that remain at such time, the interest in maintaining markets in the notes on the part of securities firms and other factors.

OTHER PURCHASES OF NOTES

Although there is no obligation to do so, whether or not the Offer is consummated, the Company, CSR, RGL or any of their respective affiliates may from time to time acquire notes, other than pursuant to the Offer, through open market purchases, privately negotiated transactions, tender offers, exchange offers, redemptions or otherwise, at prices or on terms that may be higher or lower or more or less favorable than those in the Offer and the Solicitation.

CERTAIN TAX CONSIDERATIONS

The following statements with respect to taxation are based on advice received by RGL, Rinker Materials and CSR.  You should consult your own tax advisors concerning the consequences, in your particular circumstances, under United States federal and Australian tax laws, and the laws of any other taxing jurisdiction, of the sale of the notes.

United States Taxation

The following summary is a general discussion of certain United States federal income tax consequences applicable under current law to the sale of notes pursuant to the Offer by a “U.S. Holder” (which, for purposes of this Statement, means a holder of notes that is for United States federal income tax purposes (a) a citizen or resident of the United States, (b) a corporation or other entity created or organized under the laws of the United States or any political subdivision thereof, (c) an estate the income of which is subject to United States federal income taxation regardless of source or that is otherwise subject to United States federal income tax on a net income basis in respect of the notes, or (d) a trust whose administration is subject to the primary supervision of a United States court and which has one or more United States persons who have the authority to control all substantial decisions of the trust). The discussion does not deal with special classes of holders, such as dealers in securities or currencies, traders in securities that elect to mark to market, banks, financial institutions, insurance companies, tax-exempt organizations, holders that are not U.S. Holders, persons holding notes as a hedge or who have otherwise hedged the risk of holding notes or persons holding notes as part of a straddle or in connection with a conversion transaction. In addition, the discussion does not describe any tax consequences arising out of the laws of any state or local or foreign jurisdiction. This discussion assumes that the notes are held as “capital assets” for U.S. federal income tax purposes. The Company has not sought any ruling from the Internal Revenue Service (the “IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions.

Sales of notes pursuant to the Offer by U.S. Holders will be taxable transactions for United States federal income tax purposes.  Subject to the discussion of the market discount rules and the Consent Payment set forth below, a U.S. Holder selling notes pursuant to the Offer will recognize capital gain or loss in an amount equal to the difference between the amount of cash received (other than amounts received attributable to accrued interest which will be taxed as ordinary income) and the U.S. Holder’s adjusted tax basis in the notes sold at the time of sale.  A U.S. Holder’s adjusted tax basis in notes generally will equal the cost of the notes to such U.S. Holder, increased by the amount of interest on the notes previously taken into income by the U.S. Holder but not yet received by the U.S. Holder and by the amount of any market discount previously taken into income by the U.S. Holder, and reduced by the amount of any amortized bond premium previously amortized by the U.S. Holder with respect to the notes and by any principal payments on the notes.  Capital gain of a non-corporate U.S. Holder is generally subject to a maximum tax rate of 20% in respect of property held for more than one year.  The deductibility of capital losses is limited.

An exception to the capital gain treatment described above may apply to a U.S. Holder who purchased a security at a “market discount.”  Subject to a statutory de minimis exception, notes have market discount if they were purchased at an amount less than the issue price and less than the stated redemption price at maturity of the notes. In general, unless the U.S. Holder has elected to include market discount in income currently as it accrues, any gain realized by a U.S. Holder on the sale of notes having market discount in excess of a de minimis amount will be treated as ordinary income to the extent of the lesser of (a) the gain recognized or (b) the portion of the market discount that has accrued (on a straight-line basis or, at the election of the U.S. Holder, on a constant-yield basis) while such notes were held by the U.S. Holder.

The tax treatment of the receipt of a Consent Payment by a holder is subject to uncertainty.   Although not entirely free from doubt, a U.S. Holder should be able to treat the Consent Payment as additional consideration received in exchange for tendered notes and accordingly, such payments would be taken into account in the manner described above.  There can be no assurance, however, that the IRS will not attempt to treat the receipt of a Consent Payment as ordinary income to a holder.

In the case of a holder who does not tender its notes pursuant to the Offer, the adoption of the Amendments will not cause a deemed exchange of the notes because the Amendments do not constitute a significant modification to the terms of the notes for U.S. federal income tax purposes.  Accordingly, a holder who does not tender its notes pursuant to the Offer will not recognize any gain or loss, for U.S. federal income tax purposes, upon the adoption of the Amendments and will have the same adjusted tax basis and holding period in the notes after the adoption of the Amendments that such holder had in the notes immediately before such adoption.

Sales of notes pursuant to the Offer by U.S. Holders generally will be subject to information reporting requirements.  In addition, certain U.S. Holders who fail to complete the Substitute Form W–9 included in the Letter of Transmittal and Consent may be subject to backup withholding with respect to payments the U.S. Holder receives pursuant to the Offer. Backup withholding is not an additional federal income tax. Rather, the federal income tax liability of persons subject to backup withholding will be offset by the amount of tax withheld. If backup withholding results in an overpayment of federal income taxes, a refund may be obtained from the IRS provided the required information is furnished. Certain U.S. Holders (including, among others, corporations) are not subject to these backup withholding and reporting requirements.

ALL HOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS TO DETERMINE THE TAX CONSEQUENCES OF THE OFFER IN THEIR PARTICULAR CIRCUMSTANCES, INCLUDING THE APPLICATION OF FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

Australian Taxation

The following summary is a general discussion of certain Australian income tax consequences applicable under current law to the sale of notes by a “U.S. Holder” (as defined under the above discussion of United States Taxation) pursuant to the Offer.  The discussion does not deal with holders who are “residents of Australia” for the purposes of Australian income tax, or with holders who are residents for tax purposes of any jurisdiction other than the United States of America.

The sale of notes by U.S. Holders pursuant to the Offer generally will not give rise to a liability for Australian income tax or other Australian tax, because the terms of the Double Tax Agreement between the United States and Australia (“the U.S. Treaty”) generally do not permit Australia to tax either the Consent Payment or a gain arising on the sale of the Notes.

An exception relates to U.S. Holders who carry on business in Australia through a permanent establishment in Australia.  If the sale of notes by a U.S. Holder pursuant to the Offer gives rise to a business profit of the U.S. Holder which is attributable to its Australian permanent establishment, that profit will be expressed in Australian dollars and will form part of U.S. Holder’s assessable income for the purposes of Australian income tax.  The assessable profit would generally equal the amount by which the amount of cash received on sale (other than amounts attributable to accrued interest on the notes) exceeds U.S. Holder’s cost of acquiring the notes.  If the notes were acquired otherwise than for their than market value in a non-arm’s length transaction, the market value of the notes at the time of their acquisition by U.S. Holder would be substituted for the actual cost of acquisition for the purpose of determining the assessable profit attributable to U.S. Holder’s Australian permanent establishment.

All payments to be made by CSR or RGL under their respective guarantee obligations on any notes which remain outstanding can be made free and clear of Australian withholding tax, except that interest withholding tax is payable at the rate of 10% on payments of interest or amounts in the nature of, or in substitution for, interest to U.S. Holders (other than U.S. Holders in receipt of funds through a permanent establishment in Australia or entitled to relief afforded by the terms of the Double Tax Agreement between Australia and the United States).  It is not clear whether payments by CSR or RGL under their respective guarantee obligations constitute payments of interest or amounts in the nature of, or in substitution for, interest for these purposes.

The Australian Taxation Office has issued a Taxation Determination which indicates that, in some circumstances, it will regard payments made by a loan guarantor in respect of an underlying interest obligation to be payments made in substitution for interest, and therefore subject to Australia’s interest withholding tax provisions.  However, CSR and RGL have been advised by their Australian counsel, Mallesons Stephen Jaques, Sydney, Australia, that the better view is that such payments are not payments in substitution for interest and as such no interest withholding tax should be payable in respect of such payments.  Furthermore, once a recently executed Protocol to the Double Tax Agreement between Australia and the United States becomes effective certain United States resident financial institutions and Government bodies will be exempt from Australian interest withholding tax.  In the event that CSR or RGL is required to deduct Australian withholding tax from a guarantee payment to a holder, CSR or RGL, as they case may be, will be subject to an obligation to pay Additional Amounts (as defined in the Indenture) to each such holder that will result (after the deduction of Australian withholding tax) in the payment to each such holder of the amounts which would have been payable in respect of such guarantee had no withholding been required.

DEALER MANAGER, INFORMATION AGENT AND DEPOSITARY

The Company, CSR and RGL have retained Credit Suisse First Boston LLC (“CSFB”) to act as Dealer Manager (the “Dealer Manager”), MacKenzie Partners, Inc. to act as Information Agent (the “Information Agent”) and Bank One, N.A. to act as Depositary (the “Depositary”) in connection with the Offer and the Solicitation.

The Dealer Manager, in the ordinary course of its business, makes markets in securities of the Company and CSR, including the notes.  As a result, from time to time, the Dealer Manager may own certain of the Company’s and CSR’s securities, including the notes.  The Dealer Manager and its affiliates from time to time have provided in the past and may provide in the future investment banking, commercial lending and financial advisory services to CSR, RGL and the Company and their respective affiliates in the ordinary course of business, including the provision of investment banking services by affiliates of the Dealer Manager as joint financial adviser to CSR in connection with the demerger and as a lender to Rinker Materials under the new banking facilities described under “— Financing of the offer”.  The Dealer Manager has received customary fees for such services.  The Dealer Manager currently does not beneficially own any of the notes.

Subject to the terms and conditions set forth in the dealer manager agreement dated the date of this Statement among the Company, CSR, RGL and the Dealer Manager, the Company and RGL have agreed to pay the Dealer Manager customary fees for its services in connection with the Offer and the Solicitation.  The Company and RGL have also agreed to reimburse the Dealer Manager for its out-of-pocket expenses incurred in connection with the Offer and the Solicitation and to indemnify it against certain liabilities, including liabilities under federal securities laws, and will contribute to payments the Dealer Manager may be required to make in respect thereof.

Subject to the terms and conditions set forth in the letter agreement between the Company and the Information Agent, dated the date of this Statement,  the Company has agreed to pay the Information Agent customary fees for its services in connection with the exchange offer and consent solicitation. The Company has also agreed to reimburse the Information Agent for its reasonable out-of-pocket expenses and to indemnify it against certain liabilities.

Subject to the terms and conditions set forth in the agreement among the Company, CSR, RGL and the Depositary, dated February 27, 2003,  the Company has agreed to pay the Depositary customary fees for its services in connection with the exchange offer and consent solicitation. The Company has also agreed to reimburse the Depositary for its reasonable out-of-pocket expenses and the Company and RGL have agreed to indemnify it against certain liabilities.

None of the Dealer Manager, the Information Agent or the Depositary assumes any responsibility for the accuracy or completeness of the information concerning the Company, CSR, RGL or their respective affiliates or the notes contained in this Statement or for any failure by the Company, CSR or RGL to disclose events that may have occurred and may affect the significance or accuracy of the information herein.

NONE OF THE COMPANY, CSR, RGL, THE TRUSTEE, THE DEALER MANAGER, THE INFORMATION AGENT OR THE DEPOSITARY MAKES ANY RECOMMENDATION AS TO WHETHER OR NOT HOLDERS SHOULD TENDER ALL OR ANY PORTION OF THEIR NOTES PURSUANT TO THE OFFER OR THE SOLICITATION.  EACH HOLDER MUST MAKE ITS OWN DECISION AS TO WHETHER OR NOT TO TENDER NOTES AND, IF SO, THE PRINCIPAL AMOUNT OF NOTES TO TENDER.

Annex A

Formula to Determine the Offer Consideration

The formula used to determine the Offer Consideration and certain definitions are set out below.

Set forth on page A-2 is a hypothetical illustration of the calculation of the Offer Consideration for the notes based on hypothetical data and should, therefore, be used solely for the purpose of obtaining an understanding of the calculation of the Offer Consideration as quoted at hypothetical rates and times, and should not be used or relied upon for any other purpose.

Definitions

OFFER CONSIDERATION	=	The Offer Consideration per U.S.$1,000 principal amount of the notes being priced (excluding accrued interest). The Offer Consideration plus accrued interest is rounded to the nearest cent.

R	=	Principal amount at maturity, which is U.S.$1,000.

YLD	=

Tender Offer Yield for the notes being priced (expressed as a decimal number).  The Tender Offer Yield is the sum of the UST Reference Yield (as defined in the Statement) and the Fixed Spread (as set forth on the front cover of the Statement).

N	=	The number of regular semi-annual interest payments for the notes being priced from but excluding the Settlement Date to and including the Maturity Date.

S	=

The number of days from and including the most recent semi-annual interest payment date to but excluding the Settlement Date.  The number of days is computed using the 30/360 day count method in accordance with market convention.

CPN	=	The nominal rate of interest payable on the notes being priced (expressed as a decimal number).

/	=

Divide.  The term immediately to the left of the division symbol is divided by the term immediately to the right of the division symbol before any other addition or subtraction operations are performed.

exp	=	Exponentiate. The term to the left of “exp” symbol is raised to the power indicated by the term to the right of the “exp”.

N S K=1	=

Summate.  The term in the brackets to the right of the summation symbol is separately calculated “N” times (substituting for the  “K” in that term each whole number between 1 and N, inclusive), and the separate calculations are then added together.

OFFER CONSIDERATION	=	[	R (1+ YLD / 2) exp (N — S / 180)	]	+	N S K=1	[	R (CPN / 2) (1+ YLD / 2) exp (K — S / 180)	]	—	R(CPN/2) (S/180) — $20
ACCRUED INTEREST =R(CPN/2)(S/180)

A-1

Hypothetical Pricing Example

6.875% Notes due March 1, 2004

Maturity Date:		March 1, 2004
Reference Security:		3.00% United States Treasury Note maturing February 29, 2004
Fixed Spread:		0.75% (75 basis points)
Assumed Price Determination Date:		February 21, 2003
Assumed Payment Date:		April 2, 2003
Assumed Reference Yield as of Assumed Price Determination Date and Time:	=	1.222%
YLD	=	1.972%
CPN	=	6.875%
R	=	$1,000.00
N	=	2
S	=	31
Offer Consideration	=	$1,024.17
Consent Payment	=	$20.00
Offer Consideration and Consent Payment	=	$1,044.17
Accrued Interest	=	$5.92

OFFER CONSIDERATION	= [	$1,000 (1+1.972%/ 2) exp (2-31/180)	] +	2 S K=1	[	$1,000 (6.875%/2) (1+1.972%/ 2) exp (K-31/180)	] —	$1,000(6.875%/2)(31/180) — $20

ACCRUED INTEREST	=	$1,000(6.875%/2)(31/180)

A-2

Annex B

Form of Second Supplemental Indenture

Rinker Materials Corporation

Issuer

CSR Limited

(A.B.N. 90 000 001 276)

Guarantor

Rinker Group Limited

(A.B.N. 53 003 433 118)

Guarantor

To

Bank One, N.A.,

Trustee

Second Supplemental Indenture

Dated as of March         , 2003

To the Indenture dated as of March 1, 1994,
as supplemented by the First Supplemental Indenture, dated February 20, 2003

                SECOND SUPPLEMENTAL INDENTURE, dated as of March      , 2003 (this “Supplemental Indenture”), among Rinker Materials Corporation, a corporation duly organized and existing under the laws of the State of Georgia and formerly known as CSR America Inc. (the “Company”), CSR Limited (A.B.N. 90 000 001 276), a company incorporated in the Commonwealth of Australia and registered in New South Wales (“CSR”), Rinker Group Limited (A.B.N.53 003 433 118), a company incorporated in the Commonwealth of Australia and registered in New South Wales (“RGL” and, together with CSR, the “Guarantors”), and Bank One, N.A. (formerly The First National Bank of Chicago), a national banking association organized and existing under the laws of the United States, as trustee (the “Trustee”).

W I T N E S S E T H:

WHEREAS, the Company, CSR and the Trustee executed and delivered an Indenture, dated as of March 1, 1994 (the “Indenture”), as supplemented by the First Supplemental Indenture among the Company, the Guarantors and the Trustee, dated February 20, 2003 (the “First Supplemental Indenture”), providing for the issuance of U.S.$195,000,000 principal amount of 6 7/8% Guaranteed Notes due March 1, 2004 (the “Notes”); (all capitalized terms used herein and not defined are used herein as defined in the Indenture);WHEREAS, in accordance with the terms of the First Supplemental Indenture, RGL has guaranteed the obligations of the Company, such guarantee to be effective upon consummation of the demerger of RGL from CSR.

WHEREAS, Section 902 of the Indenture provides that the Company, the Guarantors and the Trustee may amend or supplement the Indenture with the written consent of the holders of a majority in aggregate principal amount of the outstanding Notes;

WHEREAS, the Company has offered to purchase for cash all of the outstanding Notes, upon the terms and subject to the conditions set forth in its Offer to Purchase and Consent Solicitation Statement, dated February 28, 2003, and in the related Letter of Transmittal and Consent (such offer, the “Offer”); in connection therewith the Company and the Guarantors have been soliciting written consents of the holders to the substance of the amendments to the Indenture set forth herein (and to the execution of this Supplemental Indenture), and the Company and the Guarantors have now obtained such written consents from the holders of a majority in aggregate principal amount of the outstanding Notes; accordingly, this Second Supplemental Indenture and the amendments set forth herein are authorized pursuant to Section 902 of the Indenture referred to above;

WHEREAS, the execution and delivery of this Second Supplemental Indenture has been duly authorized by the parties hereto, and all other acts necessary to make this Second Supplemental Indenture a valid and binding supplement to the Indenture effectively amending the Indenture as set forth herein have been duly taken;

NOW THEREFORE, THIS SECOND SUPPLEMENTAL INDENTURE WITNESSETH

1.             Amendment to the Indenture.

Upon written notification to the Trustee by the Company that it has purchased pursuant to the Offer all Notes validly tendered pursuant to the Offer and not withdrawn prior to the Offer Expiration Time, then automatically (without further act by any person):

(a)	each of Section 1008 (“Limitation on Liens”) and Section 1009 (“Limitation on Sale and Leaseback”) of the Indenture is hereby deleted in its entirety and replaced with “Intentionally Omitted”;

(b)	paragraph (5) under Section 501 (“Events of Default”) of the Indenture is hereby deleted in its entirety and replaced with “Intentionally Omitted”; and

(c)	Section 801 (“Company or Guarantor May Consolidate, Etc., Only on Certain Terms”) of the Indenture is hereby amended by adding a new paragraph to the section, which new paragraph reads:

For the avoidance of doubt, the demerger of Rinker Group Limited from CSR Limited, as described in CSR Limited’s scheme booklet dated February 7, 2003, shall not constitute a conveyance, transfer or lease of CSR Limited’s properties and assets “substantially as an entirety” for purposes of this Section 801.

2.            Ratification.

Except as hereby expressly amended, the Indenture and the First Supplemental Indenture are in all respects ratified and confirmed and all the terms, provisions and conditions thereof shall be and remain in full force and effect.  All provisions of this Second Supplemental Indenture shall be deemed to be incorporated in, and made part of, the Indenture; and the Indenture, as supplemented by the First Supplemental Indenture and this Second Supplemental Indenture, shall be read, taken and construed as one and the same instrument.

3.             Governing Law.

This Second Supplemental Indenture and the Indenture, as supplemented and amended by the First Supplemental Indenture and hereby, shall be governed by and construed and enforced in accordance with the law of the State of New York, but without regard to the principles of conflicts of laws thereof; provided, however, that all matters governing the authorization and execution of this Second Supplemental Indenture by each of the Guarantors shall be governed by and construed in accordance with the laws of the State of New South Wales, Commonwealth of Australia.

4.             Counterparts and Method of Execution.

The parties may sign any number of copies of this Second Supplemental Indenture.  Each signed copy shall be an original, but all of them together represent the same agreement.   One signed copy is enough to prove this Second Supplemental Indenture.

5.             The Trustee.

The recitals in this Second Supplemental Indenture shall be taken as the statements of the Company and the Guarantors, and the Trustee assumes no responsibility for their correctness.  The Trustee shall not be responsible or accountable in any manner whatsoever for or with respect to the validity or sufficiency of this Second Supplemental Indenture.

IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be duly executed as of the date first written above.

RINKER MATERIALS CORPORATION

By:
Name:
Title:

CSR LIMITED

By:
Name:
Title:

RINKER GROUP LIMITED

By:
Name:
Title:

BANK ONE, N.A.
as Trustee

By:
Name:
Title:

                In order to tender notes and Consent, a holder should send or deliver a properly completed and signed Letter of Transmittal and Consent, certificates for notes and any other required documents to the Depositary at one of its addresses set forth below or tender pursuant to DTC’s Automated Tender Offer Program.

The Depositary for the Offer is:

Bank One, N.A.

By Mail/Overnight Courier/Hand:
1111 Polaris Parkway
Suite N1-OH1-0184
Columbus, Ohio 43240

By Facsimile for Eligible Institutions:
614-248-9987
Confirm by Telephone: 800-346-5153

Any questions or requests for assistance or for additional copies of this Statement, the Letter of Transmittal and Consent or related documents may be directed to the Information Agent at one of its telephone numbers set forth below. A holder may also contact the Dealer Manager at its telephone number set forth below or such holder’s broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

MacKenzie Partners, Inc.
105 Madison Avenue
New York, NY, 10016
Telephone: +1 (212) 929-5500 (call collect)
U.S. toll free: (800) 322-2885

The Dealer Manager for the Offer is:

Credit Suisse First Boston LLC
Eleven Madison Avenue
New York, NY 10010
Telephone: +1 (212) 538-8474 (call collect)
U.S. toll free: (800) 820-1653
Attn: Liability Management Group